# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 10-Q

**(Mark One)**

**[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

**For the quarterly period ended September 30, 2009**

**OR**

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-21554

## DENMARK BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

| Wisconsin | 39-1472124 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices, zip code)

(920) 863-2161
(Registrant's telephone number, including area code)

(Former name, address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes [X]  No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
___ Large accelerated filer                                    **X_ Accelerated filer**
___ Non-accelerated filer                                      ___ Smaller reporting company
    (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes [  ]  No [X]

As of October 21, 2009, there were 118,917 shares of the registrant's common stock (no par value) outstanding.

# DENMARK BANCSHARES, INC.
## TABLE OF CONTENTS

Quarterly Report on Form 10-Q
For The Quarter Ended September 30, 2009

Page No.

# Item 1.  Financial Statements

## Denmark Bancshares, Inc. and Subsidiaries
## Consolidated Statements of Financial Condition

|  | September 30, 2009 | December 31, 2008 |
|---|---|---|
|  | (Unaudited) |  |
| **Assets** |  |  |
| Cash and due from banks | $7,332,877 | $11,226,114 |
| Federal funds sold | 6,000,000 | 9,219,000 |
| Investment Securities |  |  |
| Available-for-sale, at fair value | 27,255,840 | 36,768,025 |
| Held-to-maturity, at cost | 34,014,575 | 36,262,650 |
| Total Investment Securities | $61,270,415 | $73,030,675 |
| Loans | 299,167,096 | 300,781,438 |
| Allowance for credit losses | (7,056,418) | (6,355,857) |
| Net Loans | $292,110,678 | $294,425,581 |
| Loans held for sale | 459,682 | 0 |
| Premises and equipment, net | 7,551,918 | 7,956,931 |
| Other investments, at cost | 4,539,002 | 4,957,198 |
| Accrued interest receivable | 1,606,840 | 1,602,547 |
| Other assets | 12,279,875 | 11,654,314 |
| **TOTAL ASSETS** | $393,151,287 | $414,072,360 |
| **Liabilities** |  |  |
| Deposits |  |  |
| Noninterest-bearing | $31,413,188 | $39,806,286 |
| Interest-bearing | 260,200,489 | 266,195,161 |
| Total Deposits | $291,613,677 | $306,001,447 |
| Short-term borrowings | 17,275,928 | 22,415,067 |
| Accrued interest payable | 655,361 | 766,298 |
| Other liabilities | 1,282,526 | 1,812,388 |
| Long-term debt | 30,850,000 | 30,850,000 |
| **Total Liabilities** | $341,677,492 | $361,845,200 |
| **Stockholders' Equity** |  |  |
| Common stock, no par value, authorized 640,000 shares; outstanding 118, 917 at 9/30/09 and 119,053 at 12/31/08 | $18,173,975 | $18,173,975 |
| Treasury stock shares, at cost (2,613 at 9/30/09 and 2,477 at 12/31/08) | (2,125,865) | (2,067,385) |
| Paid in capital | 469,986 | 469,986 |
| Retained earnings | 37,097,653 | 37,161,287 |
| Accumulated other comprehensive loss | (2,141,954) | (1,510,703) |
| Total Stockholders' Equity | $51,473,795 | $52,227,160 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $393,151,287 | $414,072,360 |

The accompanying notes are an integral part of these financial statements.

## Denmark Bancshares, Inc. and Subsidiaries
## Consolidated Statements of Income

*(Unaudited)*

|  | For the Three Months Ended | | For the Nine Months Ended | |
|---|---|---|---|---|
|  | September 30, 2009 | September 30, 2008 | September 30, 2009 | September 30, 2008 |
| **Interest Income** |  |  |  |  |
| Loans including fees | $4,387,142 | $4,948,972 | $13,446,234 | $15,554,283 |
| Investment securities: |  |  |  |  |
| Taxable | 326,895 | 478,758 | 1,252,846 | 1,310,451 |
| Exempt from federal tax | 447,033 | 470,001 | 1,376,375 | 1,398,950 |
| Interest on federal funds sold | 3,827 | 17,425 | 6,094 | 99,845 |
| Other interest income | 15,248 | 20,054 | 34,238 | 80,039 |
|  | $5,180,145 | $5,935,210 | $16,115,787 | $18,443,568 |
| **Interest Expense** |  |  |  |  |
| Deposits | $1,227,709 | $1,801,890 | $3,935,662 | $6,140,232 |
| Short-term borrowings | 41,642 | 99,011 | 163,489 | 381,050 |
| Long-term debt | 351,674 | 332,135 | 988,727 | 966,180 |
|  | $1,621,025 | $2,233,036 | $5,087,878 | $7,487,462 |
| Net interest income | $3,559,120 | $3,702,174 | $11,027,909 | $10,956,106 |
| **Provision for Credit Losses** | 1,200,000 | 225,000 | 3,735,000 | 550,000 |
| Net interest income after |  |  |  |  |
| provision for credit losses | $2,359,120 | $3,477,174 | $7,292,909 | $10,406,106 |
| **Other Income** |  |  |  |  |
| Service fees and commissions | $246,878 | $272,630 | $682,857 | $624,509 |
| Loan sale gains | 55,977 | 12,233 | 215,911 | 55,716 |
| Investment security gains | 0 | 31,486 | 38,444 | 31,486 |
| Other | 179,341 | 167,988 | 489,909 | 517,620 |
|  | $482,196 | $484,337 | $1,427,121 | $1,229,331 |
| **Other-than-Temporary Impairment Losses, Net** |  |  |  |  |
| Total other-than-temporary impairment losses | ($43,997) | $0 | $2,730,869 | $0 |
| Amount in other comprehensive income, before taxes | 43,997 | 0 | (2,418,153) | 0 |
|  | $0 | $0 | $312,716 | $0 |
| **Other Expense** |  |  |  |  |
| Salaries and employee benefits | $1,541,230 | $1,670,775 | $4,654,389 | $4,896,387 |
| Occupancy expenses | 281,286 | 316,266 | 847,357 | 978,791 |
| FDIC Insurance | 82,000 | 60,000 | 492,000 | 180,000 |
| Data processing expenses | 168,785 | 139,743 | 484,049 | 479,818 |
| Professional fees | 117,357 | 76,195 | 342,592 | 267,069 |
| Amortization of intangibles | 48,097 | 48,097 | 144,293 | 144,293 |
| Loss (gain) on sale of other real estate | (556) | 353,026 | 69,551 | 492,510 |
| Other real estate expenses | 69,685 | 123,705 | 228,995 | 233,524 |
| Other operating expenses | 265,458 | 211,999 | 743,342 | 659,599 |
|  | $2,573,342 | $2,999,806 | $8,006,568 | $8,331,991 |
| Income before income taxes | $267,974 | $961,705 | $400,746 | $3,303,446 |
| Income tax (benefit) expense | (111,606) | 153,062 | (398,754) | 270,497 |
| **NET INCOME** | $379,580 | $808,643 | $799,500 | $3,032,949 |
| **Per Share** |  |  |  |  |
| Net income | $3.19 | $6.80 | $6.72 | $25.48 |
| Dividends declared | $0.00 | $0.00 | $7.25 | $7.25 |
| **Weighted average shares outstanding** | 118,988 | 119,053 | 119,031 | 119,053 |

The accompanying notes are an integral part of these financial statements.

# Denmark Bancshares, Inc.
## Consolidated Statement of Changes in Stockholders' Equity
*(Unaudited)*

| | Common Stock | | Paid in | Retained | Accumulated Other Comprehensive | |
| --- | --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Capital | Earnings | Income | Total |
| Balance, December 31, 2008 | 119,053 | $16,106,590 | $469,986 | $37,161,287 | ($1,510,703) | $52,227,160 |
| Comprehensive income | | | | | | |
| Net income | | | | 799,500 | | 799,500 |
| Other comprehensive loss, net of tax | | | | | | |
| Change in unrealized loss on securities available-for-sale, net of reclassifcation adjustment (1) | | | | | (631,251) | (631,251) |
| Total comprehensive loss | | | | | | $168,249 |
| Treasury stock acquisitions | (136) | (58,480) | | | | (58,480) |
| Cash dividends, $7.25 per share | | | | (863,134) | | (863,134) |
| Balance, September 30, 2009 | 118,917 | $16,048,110 | $469,986 | $37,097,653 | ($2,141,954) | $51,473,795 |

(1) Disclosure of reclassification amount:

| | |
| --- | --- |
| Unrealized losses arising during the period | (1,353,495) |
| Plus: Tax benefit on unrealized losses | 532,644 |
| Plus: Reclassification adjustment for losses realized and included in net income | 312,716 |
| Plus: Reclassification adjustment for tax benefit on realized losses | (123,116) |
| Net unrealized losses on securities | (631,251) |

The accompanying notes are an integral part of these financial statements.

## Denmark Bancshares, Inc. and Subsidiaries
## Consolidated Statements of Cash Flows
*(Unaudited)*

| | For the Nine Months Ended September 30, | |
| --- | --- | --- |
| | 2009 | 2008 |
| **Cash Flows from Operating Activities:** | | |
| Net income | $799,500 | $3,032,949 |
| Adjustments to reconcile net income to | | |
| net cash provided by operating activities: | | |
| Depreciation | 424,755 | 507,937 |
| Provision for credit losses | 3,735,000 | 550,000 |
| Amortization of intangibles | 144,293 | 144,293 |
| Gains on sales of loans | (215,911) | (55,716) |
| Loss on sale of assets | 30,107 | 492,693 |
| Loss on investment securities impairment writedowns | 312,716 | 0 |
| Amortization of bond premium | 34,254 | 42,780 |
| Accretion of bond discount | (337,297) | (284,735) |
| Mortgage loans originated for sale | (20,239,765) | (5,244,102) |
| Proceeds from sale of mortgage loans | 19,780,083 | 5,062,610 |
| Income from bank owned life insurance | (201,911) | (191,789) |
| Decrease (increase) in interest receivable | (4,293) | (466) |
| Decrease in interest payable | (110,937) | (307,619) |
| Other, net | (329,482) | 151,288 |
| Net Cash Provided by Operating Activities | $3,821,112 | $3,900,123 |
| **Cash Flows from Investing Activities:** | | |
| Maturities of held-to-maturity securities | $2,610,000 | $3,035,000 |
| Maturities and sales of available-for-sale securities | 17,318,047 | 13,184,643 |
| Purchases of available-for-sale securities | (8,911,442) | (33,838,532) |
| Purchases of held-to-maturity securities | (268,353) | (3,630,384) |
| Money market mutual funds, net | 418,196 | 2,133,714 |
| Federal funds sold, net | 3,219,000 | 19,781,000 |
| Proceeds from sale of foreclosed assets | 911,441 | 2,754,253 |
| Net decrease (increase) in loans made to customers | (1,679,839) | 10,161,972 |
| Capital expenditures | (19,742) | (61,432) |
| Net Cash Provided by Investing Activities | $13,597,308 | $13,520,234 |
| **Cash Flows from Financing Activities:** | | |
| Net decrease in deposits | ($14,387,770) | ($14,045,607) |
| Purchases of treasury stock | ($58,480) | $0 |
| Dividends paid | (1,726,268) | (1,720,316) |
| Debt proceeds | 15,843,878 | 16,463,578 |
| Debt repayments | (20,983,017) | (19,597,850) |
| Net Cash Used by Financing Activities | ($21,311,657) | ($18,900,195) |
| Net increase in cash and cash equivalents | ($3,893,237) | ($1,479,838) |
| Cash and cash equivalents, beginning | 11,226,114 | 10,631,937 |
| CASH AND CASH EQUIVALENTS, ENDING | $7,332,877 | $9,152,099 |
| **Noncash Investing Activities:** | | |
| Loans transferred to foreclosed properties | $475,652 | $1,729,159 |
| | | |
| **Supplemental Cash Flow Disclosures:** | | |
| Cash paid for interest | $4,056,044 | $7,802,512 |
| Cash paid for income taxes | 266,992 | 765,818 |

The accompanying notes are an integral part of these financial statements.

## Denmark Bancshares, Inc. and Subsidiaries
### Notes to the Consolidated Financial Statements
(Unaudited)

## NOTE 1 – FINANCIAL STATEMENTS

The consolidated financial statements included herein are unaudited. In the opinion of management, these statements contain all adjustments necessary to present fairly the financial position of Denmark Bancshares, Inc. ("DBI"), its results of operations and cash flows for the periods presented. All adjustments necessary for the fair presentation of the financial statements are of a normal recurring nature. Management has evaluated subsequent events as they relate to the financial statements as of October 21, 2009. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in DBI's latest annual report on Form 10-K. DBI's subsidiaries are Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC"), and DBI Properties, Inc. ("Properties"). DBI Properties, Inc. was formed in February 2009 but there is no material activity included in these financial statements related to this entity.

**Reclassifications** – Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform to the presentation in the current year.

## NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

| | September 30, 2009 | | | |
| --- | --- | --- | --- | --- |
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Estimated Fair Value |
| U.S. Government-sponsored agencies | $1,000,000 | $0 | ($900) | $999,100 |
| U.S. Government-sponsored agency MBS | 3,563,864 | 73,990 | 0 | 3,637,854 |
| State and local governments | 3,544,783 | 105,821 | (2,631) | 3,647,973 |
| Residential mortgage-backed securities | 22,646,178 | 93,146 | (3,768,411) | 18,970,913 |
| | $30,754,825 | $272,957 | ($3,771,942) | $27,255,840 |

| | December 31, 2008 | | | |
| --- | --- | --- | --- | --- |
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Estimated Fair Value |
| U.S. Government-sponsored agencies | $6,966,774 | $57,328 | $0 | $7,024,102 |
| U.S. Government-sponsored agency MBS | 2,290,478 | 72,675 | 0 | 2,363,153 |
| State and local governments | 5,462,889 | 100,131 | (9,195) | 5,553,825 |
| Residential mortgage-backed securities | 24,506,090 | 147,359 | (2,826,504) | 21,826,945 |
| | $39,226,231 | $377,493 | ($2,835,699) | $36,768,025 |

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

| | September 30, 2009 | | | |
| --- | --- | --- | --- | --- |
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Estimated Fair Value |
| State and local governments | $34,014,575 | $1,807,153 | ($367,594) | $35,454,134 |

| | December 31, 2008 | | | |
| --- | --- | --- | --- | --- |
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Estimated Fair Value |
| State and local governments | $36,262,650 | $1,433,422 | ($333,044) | $37,363,028 |

The amortized cost and estimated fair values of securities at September 30, 2009, by maturity were as follows:

| Amounts Maturing | Securities Available-for-Sale | | Securities Held-to-Maturity | |
| | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
|---|---|---|---|---|
| Within one year | $1,079,579 | $1,039,465 | $3,443,702 | $3,495,118 |
| From one through five years | 18,556,557 | 18,292,078 | 6,852,663 | 7,271,549 |
| From five through ten years | 6,233,058 | 4,336,537 | 14,098,881 | 14,909,825 |
| After ten years | 4,885,631 | 3,587,760 | 9,619,329 | 9,777,642 |
| | $30,754,825 | $27,255,840 | $34,014,575 | $35,454,134 |

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments' securities are allocated according to their put date. Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

At September 30, 2009, seventeen debt securities have unrealized losses with aggregate depreciation of 18.5% from DSB's amortized cost basis. Information pertaining to securities with gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

| September 30, 2009 | Less Than Twelve Months | | Over Twelve Months | |
| | Gross Unrealized Losses | Estimated Fair Value | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Securities Available for Sale | | | | |
| U.S. Government-sponsored agencies | $900 | $999,100 | $0 | $0 |
| U.S. Government-sponsored agency MBS | 0 | 0 | 0 | 0 |
| State and local governments | 0 | 0 | 2,631 | 691,950 |
| Residential mortgage-backed securities | 2,540,604 | 8,550,254 | 1,227,807 | 6,112,905 |
| Total securities available for sale | $2,541,504 | $9,549,354 | $1,230,438 | $6,804,855 |
| | | | | |
| Securities Held to Maturity | | | | |
| State and local governments | $0 | $0 | $367,594 | $1,872,281 |
| Total securities held to maturity | $0 | $0 | $367,594 | $1,872,281 |

| December 31, 2008 | Less Than Twelve Months | | Over Twelve Months | |
| | Gross Unrealized Losses | Estimated Fair Value | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Securities Available for Sale | | | | |
| U.S. Government-sponsored agencies | $0 | $0 | $0 | $0 |
| U.S. Government-sponsored agency MBS | 0 | 0 | 0 | 0 |
| State and local governments | 9,195 | 783,760 | 0 | 0 |
| Residential mortgage-backed securities | 2,826,505 | 12,383,497 | 0 | 0 |
| Total securities available for sale | $2,835,700 | $13,167,257 | $0 | $0 |
| | | | | |
| Securities Held to Maturity | | | | |
| State and local governments | $333,044 | $4,034,765 | $0 | $0 |
| Total securities held to maturity | $333,044 | $4,034,765 | $0 | $0 |

Two corporate-issued residential mortgage-backed securities, previously rated AAA by Standard & Poor's (S&P) and Moody's were downgraded late in the first quarter by Moody's to Caa1 and to BB by S&P during the second quarter. These securities, along with one other corporate-issued residential mortgage-backed security in the portfolio currently rated Aa2 by Moody's, are supported by non-traditional loan types, specifically option adjustable rate mortgages (ARMs), that were originated in 2005 and 2006. The option ARMs include negative amortization features and 40-year amortization schedules. During the second quarter, a third corporate-issued residential mortgage-backed security secured by traditional loan types was downgraded by Moody's from AAA to B3. All securities with unrealized losses were assessed to determine if the impairment was other-than-temporary. Factors that were evaluated included the mortgage loan types supporting the securities, delinquency and foreclosure rates, credit support, weighted average loan-to-value, and year of origination, among others.

An analysis by a third party was performed on the three residential mortgage-backed securities secured by non-traditional loan types along with the security that was downgraded during the second quarter in order to determine whether they are other-than temporarily impaired (OTTI). The purpose of the third party evaluation was to determine if the present value of the expected cash flows was less than the amortized costs, thereby resulting in credit loss, in accordance with the adoption of authoritative accounting guidance under FASB ASC Topic 320 which is discussed below in Note 4 – New Accounting Pronouncements. The third party determined an estimated fair value for each security based on discounted cash flow analyses. The estimates were based on the following key valuation assumptions – collateral cash flows, prepayment assumptions, default rates, loss severity, liquidation lag, bond waterfall and internal rate of return. Since there is currently no active secondary market for these types of securities due to the non-traditional loan types these valuations are considered Level 3 inputs as defined below in Note 5 – Fair Value Measurement.

The two securities that were downgraded during first quarter were found to have credit losses since a portion of the unrealized losses is due to an expected cash flow shortfall based on an analysis as of March 31, 2009. As such, these securities were determined to be other-than-temporarily impaired. DBI does not intend to sell the investments and it is not more likely than not that DBI will be required to sell the securities before the anticipated recovery of their remaining amortized cost bases, which may be maturity. The total credit loss that was recognized in earnings as of March 31, 2009 for these securities was $312,716. Based on the September 30, 2009 analysis, no additional credit loss was recognized during the third quarter. The analysis on the other two securities did not reveal any credit loss nor were the securities found to be OTTI. Unrealized losses on the four securities analyzed by the third party were recognized through accumulated other comprehensive loss on the balance sheet, net of tax in the amount of $1,921,596.

The unrealized losses on the remainder of the residential mortgage-backed securities were due to the distressed and illiquid markets for collateralized mortgage obligations. The securities are investments in senior tranches with adequate credit support from subordinate tranches, are supported by traditional mortgage loans that originated between 2002 and 2005, have low delinquency and foreclosure rates, and reasonable loan-to-value ratios. DBI does not consider these investments to be OTTI at September 30, 2009.

Changes in credit losses recognized for securities with OTTI were as follows:

| | September 30, 2009 |
|---|---|
| Credit losses recognized in earnings, beginning of period | ($312,716) |
| Credit losses for OTTI not previously recognized | 0 |
| Credit losses recognized in earnings, end of period | ($312,716) |

## NOTE 3 - LOANS

Major categories of loans included in the loan portfolio are as follows:

| | September 30, 2009 | December 31, 2008 |
|---|---|---|
| Real Estate: | | |
| Residential | $88,995,901 | $93,693,315 |
| Commercial | 54,730,561 | 53,828,373 |
| Agricultural | 52,911,533 | 47,404,536 |
| Construction | 17,600,410 | 20,199,581 |
| | $214,238,405 | $215,125,805 |
| Commercial | $31,050,475 | $34,172,393 |
| Agricultural | 42,543,252 | 41,249,432 |
| Consumer and other | 11,334,964 | 10,233,808 |
| TOTAL | $299,167,096 | $300,781,438 |

Nonaccrual loans totaled $14,679,120 and $15,518,779 at September 30, 2009 and December 31, 2008, respectively. Information concerning DBI's investment in impaired loans is as follows:

| | September 30, 2009 | December 31, 2008 |
|---|---|---|
| Impaired loans with a related allowance | 9,931,205 | 11,491,812 |
| Impaired loans without a related allowance | 4,406,907 | 3,379,252 |
| Total investment in impaired loans | $14,338,112 | $14,871,064 |
| Related allowance | (2,488,853) | (3,227,661) |

Changes in the allowance for loan losses were as follows:

| | For the Nine Months Ended September 30, | | For the Year Ended December 31, |
|---|---|---|---|
| | 2009 | 2008 | 2008 |
| Balance, beginning of period | $6,355,857 | $5,870,512 | $5,870,512 |
| Provision charged to operations | 3,735,000 | 550,000 | 1,000,000 |
| Recoveries | 163,887 | 475,137 | 487,369 |
| Charge-offs | (3,198,326) | (528,861) | (1,002,024) |
| Balance, end of period | $7,056,418 | $6,366,788 | $6,355,857 |

## NOTE 4 – NEW ACCOUNTING PRONOUNCEMENTS

On July 1, 2009, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* became Financial Accounting Standards Board's (FASB's) officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) and established a new hierarchy of GAAP sources for non-governmental entities. It supersedes all accounting standards in U.S. GAAP, aside from those issued by the Securities and Exchange Commission. This standard is not expected to have a significant effect on DBI's financial statements but will affect the way GAAP standards are referred to in the financial statements and accounting policies.

In December 2007, the FASB issues Statement of Accounting Standards (SFAS) No. 160, *"Non-controlling Interests in Consolidated Financial Statements,"* which was subsequently incorporated into *FASB Accounting Standards Codification (ASC) Topic 810, "Consolidation."* New authoritative accounting guidance under this ASC topic amended prior guidance to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. A non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, under this topic is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements, but separate from the parent's equity. It also requires consolidated net income attributable to the parent and to the minority interest to be clearly presented on the face of the consolidated statement of income. This new authoritative accounting guidance become effective on January 1, 2009 and did not have a significant impact on DBI's financial statements.

In December 2007, the FASB issues SFAS No. 141R, *"Business Combinations,"* which was subsequently incorporated into *FASB ASC Topic 805, "Business Combinations."* This topic establishes principles and requirements for the acquirer in a business combination to recognize and measure identifiable assets acquired and liabilities assumed; to recognize and measure goodwill acquired or gain from a bargain purchase; and to determine what information to disclose in the financial statements. Topic 805 is effective for business combinations for which the acquisition date determined in accordance with this guidance is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The new authoritative accounting guidance also addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosures of assets and liabilities arising from contingencies in a business combination. Adoption of this ASC topic did not have a significant effect on DBI's financial statements.

In April 2009, the FASB issues FASB Staff Position (FSP) Financial Account Standard (FAS) 107-1, *"Interim Disclosures about Fair Value Instruments,"* which was subsequently incorporated into *FASB ASC Topic 825, "Financial Instruments."* New authoritative accounting guidance under Topic 825 requires an entity to provide disclosures about the fair value of financial instruments in interim financial information and amends prior guidance to require those disclosures in summarized financial information at interim reporting periods. The early adoption of these disclosure requirements had no significant effect on DBI's financial statements.

In April 2009, the FASB issues FSP FAS 115-2 and FAS 124-2, *"Recognition and Presentation of Other-Than-Temporary Impairments,"* which was subsequently incorporated into *FASB ASC Topic 320, "Investments – Debt and Equity Securities."* This ASC amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. Under Topic 320, if the determination is made that there is other-than-temporary impairment and the determination is made that a credit loss exists but the entity does not intend to sell the debt security and it is not more likely than not that the entity will be required to sell the debt security before the anticipated recovery of its remaining amortized cost basis, the presentation and amount of the other-than-temporary impairment recognized in the statement of earnings is changed. Only the portion related to the credit loss is recognized in the statement of earnings and the impairment related to all other factors is recognized in other comprehensive income. DBI adopted this authoritative accounting guidance during the first quarter of 2009 and this early adoption had a significant effect on the financial statements. If early adoption had not been elected, the unrealized losses on two securities determined to be OTTI would have been recognized entirely through the income statement. Refer to Note 2 – Investment Securities above for additional information on the unrealized losses related to the two securities with OTTI.

In April 2009, the FASB issues FSP FAS 157-4, *"Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,"* which was subsequently incorporated into *FASB ASC Topic 820, "Fair Value Measurements and Disclosures."* This new authoritative accounting guidance relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement – to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions.

Specifically, it reaffirms the need to use judgment to ascertain if a formally active market has become inactive and in determining fair values when markets have become inactive. DBI elected to early adopt the accounting guidance under this topic and this adoption had a significant effect on the financial statements. Evaluation of the market conditions for securities backed by non-traditional loan products was deemed to be inactive and additional cash flow analysis was necessary to determine if there was OTTI related to the securities with this type of collateral. Two securities were deemed to be OTTI and as such, there was an impact on the income statement. Refer to Note 2 – Investment Securities above for additional information on these securities and the impact to the income statement.

On May 28, 2009 the FASB announced the issuance of SFAS 165, *"Subsequent Events,"* which was subsequently incorporated into *FASB ASC Topic 855, "Subsequent Events."* New guidance within this ASC topic establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Topic 855 defines the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures an entity should make about events or transactions that occurred after the balance sheet date. Financial statements are considered available to be issued when they are complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained. The adoption of this guidance did not have a significant effect on DBI's financial statements.

On June 12, 2009 the FASB issued two statements that amended the guidance for off-balance-sheet accounting of financial instruments: SFAS No. 166, *"Accounting for Transfers of Financial Assets"* and SFAS No. 167, *"Amendments to FASB Interpretation No. 46(R),"* both of which were subsequently incorporated into *FASB ASC Topic 860, "Transfers and Servicing."* New authoritative accounting guidance under this topic amends prior guidance and will require entities to provide more information about sales and securitized financial assets and similar transactions, particularly if the seller retains some risk to the assets. The statement eliminates the concept of a qualifying special-purpose entity, changes the requirement for de-recognition of financial assets, and calls upon sellers of the assets to make additional disclosures about them. Additional amendments alter how a company determines when an entity that is insufficiently capitalized or not controlled through voting should be consolidated. A company has to determine whether it should provide consolidated reporting of an entity based upon the entity's purpose and design and the parent company's ability to direct the entity's actions. This new guidance will be effective the first annual reporting period that begins after November 15, 2009, for interim reporting periods within that first annual reporting period and for interim and annual reporting periods thereafter and are not expected to have a significant impact on DBI's financial statements.

## NOTE 5 – FAIR VALUE MEASUREMENT

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in a transaction between market participants on the measurement date. Some assets and liabilities are measured on a recurring basis while others are measured on a non-recurring basis, as required by U.S. GAAP which also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. The three levels of inputs defined in the standard that may be used to measure fair value are as follows:

**Level 1:** Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

**Level 2:** Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.
**Level 3:** Significant unobservable inputs that are supported by little, if any, market activity. These unobservable inputs reflect estimates that market participants would use in pricing the asset or liability.

DBI used the following methods and significant assumptions to estimate fair value.

**Cash, Cash Equivalents, and Federal Funds Sold:**  For cash, cash equivalents and federal funds sold, the carrying amount is a reasonable estimate of fair value.

**Investment Securities:**  Investment securities available-for-sale are recorded at fair value on a recurring basis.  The fair value measurement of most of DBI's available-for-sale securities is currently determined by an independent provider using Level 2 inputs (except as noted below).  The measurement is based upon quoted prices for similar assets, if available.  If quoted prices are not available, fair values are measured using matrix pricing models, or other model based valuation techniques requiring observable inputs other than quoted prices such as yield curves, prepayment speed and default rates.  Three of DBI's available-for-sale mortgage-backed securities (MBS) that are secured by non-traditional mortgage loans and one available-for-sale MBS secured by traditional mortgage loans that was downgraded during the second quarter were analyzed by a third party in order to determine an estimated fair value.  The estimated fair values were based on discounted cash flow analyses and are considered Level 3 inputs.

Refer to Note 2 – Investment Securities above for additional detail on the assumptions used in determining the estimated fair values and additional disclosures regarding DBI's investment securities. For other securities held as investments, fair value equals quoted market price, if available.  If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

**Loans Receivable:** The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

**Loans Held for Sale:**  Mortgage loans held for sale are recorded at the lower of cost or market value.  The fair value is based on a market commitment for the sale of the loan in the secondary market.  These loans are typically sold within one week of funding.  DBI classifies mortgage loans held for sale as nonrecurring Level 2 assets.

**Impaired Loans:**  As defined below in the *Glossary of Loan Terms* section, a loan is considered to be impaired when, based on current information or events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement.  Impairment is measured based on the fair value of the underlying collateral.  The collateral value is determined based on appraisals and other market valuations for similar assets.  Under FASB ASC Topic 820, *"Fair Value Measurements and Disclosures,"* the fair value of impaired loans is reported before selling costs of the related collateral, while FASB ASC Topic 310, *"Receivables,"* requires that impaired loans be reported on the balance sheet net of estimated selling costs.  Therefore, significant estimated selling costs would result in the reported fair value of impaired loans being greater than the measurement value of impaired loans as maintained on the balance sheet.  In most instances, selling costs were estimated for real estate-secured collateral and included broker commissions, legal and title transfer fees and closing costs.  Impaired loans are classified as nonrecurring Level 2 assets.

**Other Investments:**  For other investments, the carrying amount is a reasonable estimate of fair value.

**Other Real Estate Owned:**  Real estate that DBI has taken control of in partial or full satisfaction of debt is currently valued at fair value.  The fair value is determined by analyzing the collateral value of the real estate using appraisals and other market valuations for similar assets less any estimated selling costs.  The value carried on the balance sheet for other real estate owned is the estimated fair value of the properties.  Other real estate owned is classified as nonrecurring Level 2 assets.

**Bank Owned Life Insurance:**  The carrying amount of bank owned life insurance approximates fair value.

**Deposit Liabilities:**  The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date.  The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

**Borrowings:** Rates currently available to DSB for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

**Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written:** The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

*.Assets Recorded at Fair Value on a Recurring Basis*

Assets measured at fair value on a recurring basis, are summarized in the table below:

| | September 30, 2009 | | | |
|---|---|---|---|---|
| | Fair Value Measurements Using | | | |
| Description | Level 1 | Level 2 | Level 3 | Fair Value |
| U.S. Government-sponsored agencies | $ - | $ 999,100 | $ - | $ 999,100 |
| U.S. Government-sponsored agency MBS | - | 2,637,854 | - | $ 2,637,854 |
| State and local governments | - | 3,647,973 | - | $ 3,647,973 |
| Residential mortgage-backed securities | - | 13,072,375 | 5,898,538 | 18,970,913 |
| Total securities available for sale | $ - | $ 20,357,302 | $ 5,898,538 | $ 26,255,840 |

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the quarter ended September 30, 2009.

| Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | |
|---|---|
| | Available-for-Sale Securities |
| Beginning balance, January 1, 2009 | $ - |
| Total realized and unrealized losses: | |
| Included in earnings | (312,716) |
| Included in other comprehensive income | (1,704,170) |
| Purchases, issuances and settlements | (556,945) |
| Transfers in and/or out of Level 3 | 8,472,369 |
| Ending balance, September 30, 2009 | $ 5,898,538 |

*Assets Recorded at Fair Value on a Nonrecurring Basis*

Assets measured at fair value on a nonrecurring basis, are summarized in the following table:

| | September 30, 2009 | | | |
|---|---|---|---|---|
| | Fair Value Measurements Using | | | |
| Description | Level 1 | Level 2 | Level 3 | Fair Value |
| Loans held for sale | $ - | $ 459,682 | $ - | $ 459,682 |
| Other real estate owned | $ - | $ 363,167 | $ - | $ 363,167 |
| Impaired loans | $ - | $ 14,338,112 | $ - | $ 14,338,112 |
| | | | | |
| **Total Assets** | $ - | $ 15,160,961 | $ - | $ 15,160,961 |

The estimated fair values of the Company's financial instruments are as follows:

|  | September 30, 2009 | | December 31, 2008 | |
| --- | --- | --- | --- | --- |
|  | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| *(In thousands)* | | | | |
| ***Financial Assets*** | | | | |
| Cash and federal funds sold | $7,333 | $7,333 | $20,445 | $20,445 |
| Investment securities | 61,270 | 62,710 | 73,031 | 74,131 |
| Loans, net of allowance for credit losses | 292,111 | 297,185 | 294,426 | 299,781 |
| Loans held for sale | 460 | 460 | - | - |
| Bank owned life insurance | 6,488 | 6,488 | 6,286 | 6,286 |
| Other investments, at cost | 4,539 | 4,539 | 4,957 | 4,957 |
| TOTAL | $372,201 | $378,715 | $399,145 | $405,600 |
| ***Financial Liabilities*** | | | | |
| Deposits | $291,614 | $292,904 | $306,001 | $307,306 |
| Borrowings | 48,126 | 49,163 | 53,265 | 54,788 |
| TOTAL | $339,740 | $342,067 | $359,266 | $362,094 |

**Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations**

### Denmark Bancshares, Inc. and Subsidiaries
*Management's Discussion and Analysis of Financial Condition and Results of Operations*
(Unaudited)

**Financial Highlights**

| (In thousands, except per share data) | 3rd Qtr 2009 | 2nd Qtr 2009 | 1st Qtr 2009 | 4th Qtr 2008 | 3rd Qtr 2008 |
|---|---|---|---|---|---|
| **Operating Results** | | | | | |
| Interest income | $5,180 | $5,373 | $5,562 | $5,631 | $5,935 |
| Interest expense | 1,621 | 1,666 | 1,800 | 2,058 | 2,233 |
| Net interest income | 3,559 | 3,707 | 3,762 | 3,573 | 3,702 |
| Provision for credit losses | 1,200 | 1,535 | 1,000 | 450 | 225 |
| Noninterest income | 482 | 530 | 102 | 381 | 484 |
| Noninterest expense | 2,573 | 2,643 | 2,790 | 2,623 | 3,000 |
| Net income | 380 | 178 | 242 | 758 | 809 |
| **Per Share Data** | | | | | |
| Net income per share | $3.19 | $1.50 | $2.03 | $6.36 | $6.80 |
| **Financial Condition (1)** | | | | | |
| Total Loans (includes loans held for sale) | $299,627 | $298,991 | $298,896 | $300,781 | $291,867 |
| Allowance for credit losses | 7,056 | 6,606 | 6,276 | 6,356 | 6,367 |
| Investment securities | 61,270 | 60,032 | 69,932 | 73,031 | 71,664 |
| Assets | 393,151 | 396,661 | 399,023 | 414,072 | 393,365 |
| Deposits | 291,614 | 292,636 | 292,431 | 306,001 | 294,908 |
| Other borrowed funds | 48,126 | 50,183 | 53,631 | 53,265 | 43,362 |
| Stockholders' equity | 51,474 | 50,843 | 51,073 | 52,227 | 53,055 |
| **Financial Ratios** | | | | | |
| Return on average equity | 2.99% | 1.39% | 1.84% | 5.74% | 6.09% |
| Return on average assets | 0.38% | 0.18% | 0.24% | 0.76% | 0.82% |
| Interest rate spread | 3.46% | 3.58% | 3.55% | 3.33% | 3.48% |
| Average equity to average assets | 12.81% | 12.88% | 13.10% | 13.27% | 13.39% |
| Allowance for credit losses to total loans (1) | 2.35% | 2.22% | 2.10% | 2.11% | 2.18% |
| Non-performing loans to allowance for credit losses (1) | 208% | 208% | 236% | 244% | 123% |

(1) As of the period ending.

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the appropriateness of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These statements speak of DBI's plans, goals, beliefs or expectations, refer to estimates or use similar terms. Forward looking statements can generally be identified because they contain words and phrases such as "may," "project," "are confident," "should," "predict," "believe," "plan," "expect," "estimate," "anticipate," and similar expressions. These forward looking statements are inherently uncertain and actual results may differ from Company expectations. The factors that, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, and (v) the factors set forth in Item 1A of DBI's Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Annual Report") which item is incorporated herein by reference, as well as other risks identified in this Report. When reviewing forward looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

## Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses.

*Allowance for Loan and Lease Losses*

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, *"Accounting for Contingencies,"* which has been incorporated into FASB ASC Topic 450, *"Contingencies"* and requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, *"Accounting by Creditors for Impairment of a Loan,"* which has been incorporated into FASB ASC Topic 310, *"Receivables,"* which requires that the loan be categorized as impaired when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the ASC 310-10-S99, *"Accounting for Loan Losses by Registrants Engaged In Lending Activities,"* and the Federal Financial Institutions Examination Council's interagency guidance, *"Interagency Policy Statement on the Allowance for Loan and Lease Losses"* (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an appropriate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans, above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with ASC Topic 450. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

The foregoing calculations in accordance with ASC Topics 310 and 450 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is appropriate as of September 30, 2009.

## Glossary of Loan Terms

**Impaired Loan -** A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

**Nonaccrual Loan -** DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

**Non-Performing Assets -** Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

**Past Due Accruing Loans -** A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

**Potential Problem Loans -** Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

**Restructured Loans -** Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

**Risk Rating –** Risk rating, which is also sometimes referred to as loan grade, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard risk grade.

**Special Mention Loans -** Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

**Substandard -** A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or the value of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize prospects for liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

## Results of Operations

Net income for the quarter ended September 30, 2009, was $379,580, a decrease of $429,063 or 53.1%, compared to $808,643 for the corresponding period in 2008. This decrease was primarily the result of a $975,000 increase in the provision for loan losses. This was partially offset by a decrease in non interest expense of $426,464 and an increase in income tax benefit of $264,668.

Net interest income for the quarter ended September 30, 2009 was $3,559,120 a decrease of 3.9%, compared to $3,702,174 recorded for the corresponding period of the prior year. The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

| | Increase (Decrease) Due to Change In | | |
| --- | --- | --- | --- |
| | Average Balance | Average Rate | Total Change |
| Interest income | $40,563 | ($795,628) | ($755,065) |
| Interest expense | 50,854 | (662,865) | (612,011) |
| Net interest income | ($10,291) | ($132,763) | ($143,054) |

This decrease in net interest income is attributable to a slight decrease in net interest spread due to a reduction in the yield on earning assets which was nearly offset by a decline in the cost of funds. The average net interest rate spread decreased 2 basis points from 3.48% during the third quarter of 2008 to 3.46% during the quarter ended September 30, 2009. DBI's yield on earning assets was 6.36% during the third quarter of 2008 compared to 5.53% during the quarter ended September 30, 2009, a decline of 83 basis points. The average cost of funds was 2.07% during the most recent quarter, a decrease of 81 basis points compared to 2.88% for the quarter ended September 30, 2008. The average balances of interest-earning assets increased by $1.7 million while the volume of interest-bearing liabilities increased by $4.3 million during the third quarter of 2009 over average balances for the third quarter of 2008.

For the third quarter of 2009 DBI's provision for credit losses was $1.2 million as compared to $225,000 during the same period of 2008. Net charge-offs of $749,796 were recognized in the current period compared to net charge-offs of $200,749 during the corresponding period in 2008. Management expects fourth quarter charge-offs and provision for credit losses to remain at elevated levels.

Noninterest income for the three months ended September 30, 2009, remained relatively stable at $482,196 compared to $484,337 during the corresponding period in 2008. Gains on the sale of loans increased $43,744 in the third quarter of 2009 over the same period in 2008. Service fees and commissions declined $25,752 when comparing the same period while gains on the sale of securities of $31,486 recognized during the third quarter of 2008 were not repeated during the most current quarter.

Noninterest expense for the three months ended September 30, 2009 declined $426,464 or 14.2% compared to the corresponding period in 2008. Reductions in expenses related to the sale and management of other real estate properties along with salaries and employee benefits were the primary factors in the decline in noninterest expenses. These reductions were partially offset by an increase in professional fees of $41,162.

Expenses related to other real estate parcels declined by $407,602 or 85.5% during the third quarter of 2009 as compared to the corresponding period in 2008. This decrease is primarily due to a reduction in losses recognized on the sale or write-downs of properties. During the third quarter of 2008, losses of $353,026 were recognized on the sale or write-downs on other real estate parcels, while a net gain of $556 was recorded in the most recent period.

Salaries and employee benefits declined by $129,545 or 7.8% when comparing the quarter ended September 30, 2009 to the same period one year prior. This decline is due to a decline in full-time equivalent employees from 95 as of September 30, 2008 to 93 as of September 30, 2009 as well as the elimination of a bonus accrual for 2009.

The increase of $41,162 or 54% in professional fees is primarily related to expenses incurred during the third quarter of 2009 for an external audit of information technology. This amounted to approximately $24,000 of expenses recognized during the three months ended September 30, 2009 that were not incurred during the same period of 2008.

For the three months ended September 30, 2009 and 2008, DBI recorded combined federal and state income tax benefits of $111,606 and provisions of $153,062, respectively. These benefits and provisions reflect effective income tax rates of negative 42% in 2009 and 16% in 2008. DBI's combined statutory tax rate is 39%. The lower effective income tax rates are primarily attributable to certain federally tax exempt interest earned on state and local government investment securities.

## Financial Condition

Total assets decreased by $20.9 million between December 31, 2008, and September 30, 2009. Cash, cash equivalents and fed funds sold declined by $3.9 million since December 31, 2008. Investment securities decreased $11.8 million during the first nine months of 2009 due to $7 million in calls, sales of $3.2 million, regular pay-downs, a reduction in the fair value of available-for-sale securities and the OTTI write-off of $312,716 taken in the first quarter of 2009. Loan volume was $1.6 million lower at September 30, 2009 when compared to year-end 2008 balances although average balances of loans for the quarter ended September 30, 2009 were $5.7 million higher than the average balances for the quarter ended December 31, 2008.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type:

|  | September 30, 2009 | | December 31, 2008 | |
|---|---|---|---|---|
| (In thousands) | Amount | % | Amount | % |
| Real Estate: | | | | |
| Residential | $88,996 | 29.7% | $93,693 | 31.1% |
| Commercial | 54,731 | 18.3% | 53,828 | 17.9% |
| Agricultural | 52,912 | 17.7% | 47,405 | 15.8% |
| Construction | 17,600 | 5.9% | 20,200 | 6.7% |
| | $214,239 | 71.6% | $215,126 | 71.5% |
| Commercial | 31,050 | 10.4% | 34,172 | 11.4% |
| Agricultural | 42,543 | 14.2% | 41,249 | 13.7% |
| Consumer and other | 11,335 | 3.8% | 10,234 | 3.4% |
| TOTAL | $299,167 | 100.0% | $300,781 | 100.0% |

During the first nine months of 2009, residential real estate loans fell by $4.7 million or 5% while construction loans declined by $2.6 million, or 12.9%. During this period, $4.2 million of existing residential mortgage loans were refinanced and sold to the secondary market. These declines in real estate loans were partially offset by an increase in agricultural-related real estate loans of $5.5 million or 11.6% during the same period. Management attributes the declines in the construction loan portfolio to tighter underwriting standards, aggressive collection efforts and a soft local economy. Agricultural loans not secured by real estate increased $1.3 million or 3.1% while consumer and other loans increased by $1.1 million, or 10.8%, during the same period.

The allowance for credit losses increased approximately $700,000 during the nine months ended September 30, 2009. Provisions of $3,735,000 were added to the allowance during the first nine months of 2009 and were partially offset by net charge offs of $3 million. The allowance equals 2.35% of total loans at September 30, 2009 compared to 2.11% at December 31, 2008. Nonaccrual loans totaled $14.7 million at September 30, 2009, a decrease of $800,000 compared to December 31, 2008. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 5.28% at September 30, 2009, compared to 5.87% at year-end 2008. As of September 30, 2009, management has identified $46.6 million of potential problem loans compared to $28.5 million at year-end 2008. Loan quality continues to be a concern and improving the portfolio is the primary focus for management. DBI has no accruing loans that are past due 90 days or more.

The following table sets forth certain data concerning nonaccrual loans, past due accruing loans, restructured loans and other real estate (property acquired through foreclosure or in satisfaction of loans):

| (In thousands) | September 30, 2009 | | December 31, 2008 | |
| --- | --- | --- | --- | --- |
| | Amount | % of Total Loans | Amount | % of Total Loans |
| Nonaccrual Loans (1) | $14,679 | 4.9% | $15,519 | 5.2% |
| Restructured Accruing Loans | 1,467 | 0.5% | 1,410 | 0.5% |
| Accruing Loans Past Due | | | | |
| 90 Days or More | 0 | 0.0% | 0 | 0.0% |
| Total | $16,146 | 5.4% | $16,929 | 5.6% |
| Other Real Estate | $363 | | $868 | |

(1) Includes restructured loans of $1,886,733 and $1,084,153 as of September 30, 2009 and December 31, 2008, respectively.

Non-interest bearing deposits decreased by $8.4 million, or 21.1%, during the first nine months of 2009. Management attributes this decline to a seasonal fluctuation.

Interest-bearing deposits decreased by $6.0 million between December 31, 2008 and September 30, 2009. Money market accounts declined $6.0 million, or 6.3%, during this period. Money market account balances of local municipalities declined by $4.1 million during the first nine months as a result of seasonal fluctuations. Interest bearing deposits consisted of the following:

| | 9/30/2009 | 12/31/2008 |
| --- | --- | --- |
| NOW accounts | $16,836,962 | $17,840,352 |
| Savings accounts | 17,484,620 | 16,675,198 |
| Money market accounts | 90,151,320 | 96,164,712 |
| Certificates of deposit | 135,727,587 | 135,514,899 |
| TOTAL | $260,200,489 | $266,195,161 |

Short-term borrowings decreased $5.1 million or 22.9% as of September 30, 2009 when compared to the prior year-end while long-term borrowings remained unchanged during the same period.

Stockholders' equity decreased by approximately $750,000 to $51.5 million as of September 30, 2009 driven by the increase in the unrealized losses on securities, net of tax, recognized in other comprehensive loss along with the dividends paid. As of September 30, 2009 DBI's leverage ratio was 13.3%, its risk-based core capital ratio was 17.0% and its risk-based total capital ratio was 18.3%. DBI and DSB continue to maintain capital levels well above the regulatory minimum levels.

**Liquidity**

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet its needs. DBI maintains liquid assets and established lines of credit to meet its liquidity needs. DBI's Board of Directors annually approves a Consolidated Contingent Liquidity Plan which reviews the sources and uses of liquidity for DBI, DSB and DACC. Cash and cash equivalents total over $13 million despite decreasing by $7.1 million, or 34.8% during the first nine months of 2009. The major sources and uses of cash are detailed in the accompanying Consolidated Statements of Cash Flows. On September 29, 2009, the FDIC proposed rules which would require insured depository institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012, on December 30, 2009, along with each institution's risk-based deposit insurance assessment for the third quarter of 2009. If adopted as proposed, DBI would be assessed $1.8 million.

In addition to on-balance sheet sources of funds, DBI also has off-balance sheet sources available to meet liquidity needs. Specifically, DBI has unused lines of credit of $51.8 million as of September 30, 2009. This includes a $20 million line of credit with the Federal Reserve Bank that was established in 1999. DSB has not borrowed on this line. DBI also has $65.1 million of eligible loans and securities that could be pledged to increase its available credit. Management believes DBI's liquidity position as of September 30, 2009 is adequate under current economic conditions.

**Off-Balance Sheet Arrangements**

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk. The following table sets forth DBI's commitments to extend credit and standby letters of credit:

| *(In thousands)* | Contract or Notional Amount September 30, 2009 | Secured Portion |
|---|---|---|
| *Financial instruments whose contract amounts represent credit risk:* | | |
| Commitments to extend credit | $33,781 | $28,139 |
| Standby letters of credit and financial guarantees written | 1,369 | 1,369 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

**Item 3. Quantitative and Qualitative Disclosures About Market Risk**
DBI's primary market risk position has not materially changed from that disclosed in DBI's 2008 Form 10-K Annual Report.

**Item 4.  Controls and Procedures**

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended, DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures as of the end of the period covered by this report.  Based on that evaluation, management believes that DBI's disclosure controls and procedures are effective as of the end of the period covered by this report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no significant changes in DBI's internal controls over financial reporting or in other factors that have significantly affected these controls during the fiscal quarter covered by this report, including any corrective actions with regard to significant deficiencies and material weaknesses.

**Part II.  Other Information**

**Item 1A.  Risk Factors**

In addition to the risk factor detailed below, a discussion of the risks that may affect DBI's business can be found at Item 1A – Risk Factors of DBI's Annual Report on Form 10-K for the year ended December 31, 2008.

***DBI May Be Adversely Affected by Current Economic and Market Conditions***

The national and global economic downturn has recently resulted in unprecedented levels of financial market volatility which may depress overall the market value of financial institutions, limit access to capital, or have a material adverse effect on the financial condition or results of operations of banking companies in general and DBI in particular.  In addition, the possible duration and severity of the adverse economic cycle is unknown and may exacerbate DBI's exposure to credit risk.  The United States Department of the Treasury and the Federal Deposit Insurance Corporation have instituted programs to address economic stabilization, yet the efficacy of these programs in stabilizing the economy and the banking system in general are uncertain.  Details as to DBI's participation, if any, in such programs and their subsequent impact on DBI also remain uncertain.

**Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds**

During the quarter ended September 30, 2009, DBI's activity of equity security shares repurchased was as follows:

| Period | Total Number Of Shares Purchased (1) | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans (2) | Maximum Number of Shares That May Yet Be Purchased Under the Plan (2) |
|---|---|---|---|---|
| July 1-31 | 0 | $0 | 0 | N/A |
| August 1-30 | 136 | $430 | 0 | N/A |
| September 1-30 | 0 | $0 | 0 | N/A |

(1) - Shares purchased were pledged as collateral for a loan that was in default.  The shares were purchased in order to satisfy a portion of the outstanding debt.

(2) - Currently, there is not a publicly announced plan in place to repurchase shares of Denmark Bancshares, Inc. common stock.

The Federal Reserve Board ("the Board") has adopted regulations that deal with the measure of capitalization for bank holding companies.  The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI.  DSB's ability to pay dividends is restricted by both state and federal laws and regulations.   DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends.  In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank.  Payment of dividends in some circumstances may require the written consent of the Division.

**Item 6.  Exhibits**

   (a) Exhibits:

      10.1 Executive Deferred Compensation Agreement with Carl T. Laveck (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated February 12, 2009).

      31.1 Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      31.2 Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      32.1 Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DENMARK BANCSHARES, INC.

/s/ John P. Olsen

Date:  October 21, 2009                        John P. Olsen,
                                                              President and CEO

/s/ Dennis J. Heim

Date:  October 21, 2009                        Dennis J. Heim
                                                              Vice President, CFO and Treasurer,